SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                        Phoenix Investment Partners, Ltd.
      ---------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    264322108
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                               Tracy L. Rich, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                               Hartford, CT 06115
                                 (860) 403-5566
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 24, 2000
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule
           because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box [_].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)





                               (Page 1 of 4 Pages)

-----------------------                                       -----------------
CUSIP No.  264322108                      13D
-----------------------                                       -----------------

 ------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Phoenix Home Life Mutual Insurance Company
    I.R.S. Employer Identification No. 06-0493340
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                       (b) [_]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [_]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
-------------------------------------------------------------------------------
        NUMBER OF       7  SOLE VOTING POWER
                           30,754,000
         SHARES         -------------------------------------------------------

       BENEFICIALLY     8  SHARED VOTING POWER

         OWNED BY       -------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
           EACH            30,754,000
                        -------------------------------------------------------
         REPORTING
                        10  SHARED DISPOSITIVE POWER
        PERSON WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    30,754,000
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [_]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    57%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IC, HC
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!








                               (Page 2 of 4 Pages)

        This Amendment No. 1 to the Schedule 13D originally filed by Phoenix Home Life on November 1, 1995 relating to the Common Stock of the Issuer is being filed by Phoenix Home Life pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 (as amended, the "Act").

ITEM 2, Part III.  Directors and Executive Officers

        Item 2, Part III is hereby amended and supplemented by revision of Exhibit B, which is incorporated in its entirety into this Agreement No. 1 by reference.

ITEM 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby amended and supplemented as follows:

        The potential purchases of Common Stock reported in this Amendment No. 1 and described in Item 4 would be made using available funds of Phoenix Home Life.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and supplemented as follows:

        On July 24, 2000, Phoenix Home Life Mutual delivered to the Independent Committee of the Board of Directors of the Issuer (the "Independent Committee") a letter dated July 24, 2000 (the "Proposal Letter") in which Phoenix Home Life offered to purchase all of the issued and outstanding shares of Common Stock of the Issuer not currently owned by Phoenix Home Life for a purchase price of $12.50 per share.

        Phoenix Home Life anticipates that upon completion of the proposed transaction, it would seek to cause the Common Stock to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Common Stock pursuant to Section 12 of the Act. The proposal letter is attached to this Amendment No. 1 as Exhibit E and is incorporated into this Amendment No. 1 by reference in its entirety.

        On July 24, 2000, Phoenix Home Life issued a press release relating to the events described above. The press release is attached to this Amendment No. 1 as Exhibit F and is incorporated in its entirety into this Amendment No. 1 by reference.

        There can be no assurance that the proposal will be approved by the Independent Committee of the Board of Directors of the Issuer or if the proposal is approved, that Phoenix Home Life and the Issuer will enter into a definitive merger agreement or that any of the conditions to the consummation of the transaction contemplated by such merger agreement will be satisfied in a timely manner or at all. If Phoenix Home Life is unable to reach an agreement with the Independent Committee of the Board of Directors of the Issuer or any conditions to the consummation of the transaction contemplated by such agreement are not satisfied, Phoenix Home Life may consider alternatives to acquire some or all of the existing publicly held shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and supplemented as follows:

        Phoenix Home Life holds 30,754,000 shares of the Issuer's common stock, approximately 57% of the Issuer's outstanding common stock.




                               (Page 3 of 4 Pages)

Item 7. Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented as follows:

        Exhibit B - Current Directors and Executive Officers of Phoenix Home Life Mutual Insurance Company.

        Exhibit E - Proposal Letter, dated July 24, 2000, from Phoenix Home Life Mutual Insurance Company to the Independent Committee of the Board of Directors of Phoenix Investment Partners, Ltd.

        Exhibit F - Press Release, dated July 24, 2000, of Phoenix Home Life Mutual Insurance Company.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2000                        PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY


                                        /s/ Tracy L. Rich
                                       -----------------------------------
                                       By: Tracy L. Rich





















                               (Page 4 of 4 Pages)

                    INDEX TO EXHIBITS TO THIS AMENDMENT NO. 1

Exhibit No.                Description
-----------                -----------

B.                Directors and Executive Officers

E. Proposal Letter, dated July 24, 2000, from Phoenix Home Life Mutual Insurance Company to the Independent Committee of the Board of Directors of Phoenix Investment Partners, Ltd.

F. Press Release dated July 24, 2000, of Phoenix Home Life Mutual Insurance Company



                                                                                                        Exhibit B to Schedule 13(d)
                                                                                                                  (Item 2, Part II)
                                                                                              Re: Phoenix Investment Partners, Ltd.

                                     PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                                      DIRECTORS

===================================================================================================================================
      Name                 Residence               Current Occupation/             Certain Criminal   Certain Civil
                                                     Business Address                Proceedings       Proceedings     Citizenship
===================================================================================================================================
Sal H. Alfiero           9 Four Winds Way          Chairman and CEO                         None             None           USA
                         Amherst, NY  14426        Mark IV Industries, Inc.
                                                   501 John James Audubon Parkway
                                                   Amherst, NY  14228
------------------------------------------------------------------------------------------------------------------------------------
J. Carter Bacot          48 Porter Place           Director (retired Chairman & CEO)        None             None           USA
                         Montclair, NJ  07042      The Bank of New York
                                                   One Wall Street, 10th Floor
                                                   New York, NY  10286
------------------------------------------------------------------------------------------------------------------------------------
Arthur P. Byrne          85 Bishop Lane            President, CEO & Chairman                None             None           USA
                         Avon, CT  06001           The Wiremold Company
                                                   60 Woodlawn Street
                                                   West Hartford, CT  06110
------------------------------------------------------------------------------------------------------------------------------------
Richard N. Cooper        33 Washington Avenue      Professor                                None             None           USA
                         Cambridge, MA  02140      Center for International Affairs
                                                   Harvard University
                                                   1737 Cambridge Street, Room 403
                                                   Cambridge, MA  02138
------------------------------------------------------------------------------------------------------------------------------------
Gordon J. Davis          241 Central Park West     Partner                                  None             None           USA
                         New York, NY  10024       LeBoeuf, Lamb Greene & MacRae
                                                   125 West 55th Street
                                                   New York, NY  10019
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle     Chairman & CEO                           None             None           USA
                         Bristol, CT  06010        Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
John E. Haire            12 Searles Road           President                                None             None           USA
                         Darien, CT  06820         The Fortune Group
                                                   1271 Avenue of the Americas
                                                   New York, NY  10020
====================================================================================================================================
                                   Page 1 of 5



====================================================================================================================================
      Name                 Residence               Current Occupation/             Certain Criminal   Certain Civil
                                                     Business Address                Proceedings       Proceedings     Citizenship
====================================================================================================================================
Jerry J. Jasinowski      3288 Rittenhouse Street,  President                                None             None          USA
                         N.W.                      National Association
                         Washington, DC  20015     of Manufacturers
                                                   1331 Pennsylvania Avenue, N.W.
                                                   Suite 600
                                                   Washington, DC  20004
------------------------------------------------------------------------------------------------------------------------------------
John W. Johnstone, Jr.   467 Carter Street         Chairman                                 None             None           USA
                         New Canaan, CT  06840     Governance & Nominating Committees
                                                   Arch Chemicals, Inc.
                                                   191 Post Road West
                                                   Westport, CT  06880
------------------------------------------------------------------------------------------------------------------------------------
Marilyn E. LaMarche      930 Fifth Avenue,         Limited Managing Director                None             None           USA
                         Apt. 10D                  Lazard Freres & Co. L.L.C.
                         New York, NY  10021       30 Rockefeller Plaza
                                                   New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive           Chairman & CEO                           None             None           USA
                         West Simsbury, CT 06092   Phoenix Investment Partners, Ltd.
                                                   56 Prospect Street
                                                   Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Robert F. Vizza, Ph.D.   3 Maria Lane              President & CEO                          None             None           USA
                         Old Brookville, NY        The DeMatteis Center of
                                                   St. Francis Hospital
                                                   Northern Boulevard
                                                   Old Brookville, NY  11545
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Wilson         Key Colony III,           Chairman                                 None             None           USA
                         Apt. 1127                 QuoteShip.com, Inc.
                         151 Crandon Boulevard     641 Lexington Avenue, 18th Floor
                         Key Biscayne, FL  33149   New York, NY  10022
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive   President                                None             None           USA
                         Avon, CT  06001           Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
====================================================================================================================================


                                 PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                             EXECUTIVE OFFICERS

====================================================================================================================================
   Name                    Residence                  Current Occupation/          Certain Criminal   Certain Civil
                                                        Business Address             Proceedings        Proceedings    Citizenship
====================================================================================================================================
Robert W. Fiondella      29 Summerberry Circle     Chairman & CEO                           None             None           USA
                         Bristol, CT  06010        Phoenix Home Life Mutual
                                                   Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive   President                                None             None           USA
                         Avon, CT  06001           Phoenix Home Life Mutual
                                                   Insurance Co.
                                                   One American Row
                                                   Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Road        Executive Vice President                 None             None          USA
                         Manchester, CT            Phoenix Home Life Mutual
                                                   Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive           Chairman & CEO                           None             None           USA
                         West Simsbury, CT  06092  Phoenix Investment Partners, Ltd.
                                                   56 Prospect Street
                                                   Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road          Executive Vice President and Chief       None             None           USA
                         Farmington, CT  06032     Financial Officer
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Michael J. Gilotti       46 Meadow Ridge           Senior Vice President                    None             None           USA
                         Avon, CT  06001           Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Edward P. Hourihan       17 Chesbro Avenue         Senior Vice President,                   None             None           USA
                         Noank, CT  06266          Information Systems
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
====================================================================================================================================



====================================================================================================================================
      Name                 Residence               Current Occupation/             Certain Criminal   Certain Civil
                                                     Business Address                Proceedings        Proceedings    Citizenship
====================================================================================================================================
Joseph E. Kelleher       6 Spruce Lane             Senior Vice President,                   None             None         USA
                         Simsbury, CT  06070       Affiliated Retail Distribution
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Lautensack     21 Stillwood Chase        Senior Vice President,                   None             None           USA
                         Simsbury, CT  06070       Individual Line Financial
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Maura L. Melley          16 Old Oak Road           Senior Vice President,                   None             None           USA
                         West Hartford, CT  06117  Public Affairs.
                                                   Phoenix Home Life Mutual Insurance Co
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Charles L. Olson         10 Tallwood Lane          Senior Vice President, Trust Sales       None             None           USA
                         Simsbury, CT  06089       and Marketing
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   38 Prospect Street
                                                   Hartford, CT  06115
------------------------------------------------------------------------------------------------------------------------------------
Richard R. Paton         394 Geraldine Drive       Senior Vice President                    None             None           USA
                         Coventry, CT  06238       Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert E. Primmer        47 Wyngate                Senior Vice President, Independent       None             None           USA
                         Simsbury, CT  06070       Distribution
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Tracy L. Rich            65 North Farms Road       Senior Vice President                    None             None           USA
                         Avon, CT  06001           and General Counsel
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
====================================================================================================================================



===================================================================================================================================
      Name                 Residence               Current Occupation/             Certain Criminal   Certain Civil
                                                     Business Address                Proceedings        Proceedings    Citizenship
====================================================================================================================================
John F. Solan, Jr.       11 Schuyler Lane          Senior Vice President,                   None             None           USA
                         Bloomfield, CT  06002     Strategic Development
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Simon Y. Tan             169 Weir Street           Executive Vice President                 None             None           USA
                         Glastonbury, CT  06033    Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Walter H. Zultowski      6 Winhart Drive           Senior Vice President, Marketing         None             None           USA
                         Granby, CT  06035         and Market Research
                                                   Phoenix Home Life Mutual Insurance Co.
                                                   One American Row
                                                   Hartford, CT  06102-5056
===================================================================================================================================

                                                     Exhibit E







                      Proposal Letter, dated July 24, 2000,
                 from Phoenix Home Life Mutual Insurance Company
            to the Independent Committee of the Board of Directors of
                        Phoenix Investment Partners, Ltd.























                                                 (Page 1 of 3 Pages)

VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

July 24, 2000



John T. Anderson
Chairman of the Independent Committee of the Board of Directors
Phoenix Investment Partners, Ltd.
Pineboughs Epworth Heights
Box 4133
Ludington, MI  49431


Gentlemen:

    Phoenix Home life Mutual Insurance Company ("PHL") is pleased to offer to purchase all of the outstanding shares of the common stock of Phoenix Investment Partners, Ltd. ("PXP") that it does not currently own (the "Shares") for a cash price of $12.50 per share. As a result of the proposed transaction, PXP would become a wholly-owned subsidiary of PHL.

    Completion of the proposed transaction would be subject to the approval of the Independent Committee of the Board of Directors of PXP, as well as the full Board of Directors of PXP, and the satisfaction of all applicable regulatory requirements and such other terms and conditions as are customary for a transaction of this type.

    Upon completion of the proposed transaction, PHL would seek to cause the Shares to be delisted from trading on the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

    We believe that this offer is fair to, and in the best interests of, PXP and its public stockholders. The offered price of $12.50 per share represents a premium of 16.3% over the closing price of the Shares on the New York Stock Exchange on July 24, 2000, and a 33.1% premium over the average closing price for the Shares for the preceding 90 days. In considering this offer, please note that PHL is interested only in acquiring the publicly held shares, and is not interested in selling its interest in PXP.


                               (Page 2 of 3 Pages)

    We reserve the right to rescind or amend this offer at any time prior to its acceptance by the Board of Directors of PXP and the execution and delivery by each of PHL and PXP of a definitive agreement providing for the acquisition of the Shares by PHL.

    We hope that you give this offer your prompt attention. We are available to meet with you and your advisors to discuss this offer at your convenience. We look forward to hearing from you, and working together with you on this transaction.

Sincerely,




Tracy L. Rich


cc:    J. Chapman
       D. Searfoss












                               (Page 3 of 3 Pages)

                                    Exhibit F


 Phoenix Home Life Mutual Insurance Company        One American Row
                                                   P.O. Box 5056
                                                   Hartford CT 06102-5056
                                                   Internet: www.phoenixwm.com

[GRAPHIC OMITTED] PHOENIX                          NEWS RELEASE


                                                      For:     Immediate Release

                                                      Contact: Michele U. Farley
                                                               860-403-5393

                                                               Jon Sandberg
                                                               860-403-5066



                PHOENIX OFFERS TO PURCHASE PXP REMAINING SHARES


    HARTFORD, CONN., JULY 24, 2000 - Phoenix Home Life Mutual Insurance Company today announced that it has offered $12.50 cash per share to purchase the remaining outstanding common shares (approximately 41 percent or 18 million shares as of June 30, 2000) it does not already own in Phoenix Investment Partners (PXP). A committee of independent directors of PXP's board will review the offer and make a recommendation to shareholders. If the offer is consummated, PXP would become a wholly owned Phoenix company.

    The Phoenix offer represents a 16.3 percent premium over the closing price on the New York Stock Exchange on July 24, 2000, and a 33.1 percent premium over the average closing price for the preceding 90 days. PXP is a leading, publicly traded U.S. investment management company, with assets under management at the end of the first quarter of $66 billion.

    "We believe this offer serves the best interests of both Phoenix and PXP's constituencies," said Robert W. Fiondella, chairman and chief executive officer of Phoenix. "Our offer provides immediate enhanced value to PXP shareholders. It is our intention that PXP will continue to operate independently as it does now, and we will continue to respect the unique expertise and needs of each business. But the transaction will also allow us to work more collaboratively as we execute our wealth management strategy and to fully capitalize on our exceptional collective capabilities."





                                                 (Page 1 of 2 Pages)

    Phoenix's wealth management strategy centers on developing innovative and competitive products that offer accumulation, preservation and transfer solutions delivered to the affluent and high net worth through a multifaceted distribution system that provides value-added support to advisors serving this market.

    Mr. Fiondella pointed out that Phoenix has been in the investment management business since 1970. In 1995, Phoenix made the decision to develop this business further and established PXP as a public company. PXP has successfully developed its multiple manager program by acquiring top investment management firms that access a common platform of administrative and distribution support. Today, PXP offers a diversified asset mix and a broad range of investment styles and products to retail and institutional clients.

    "As PXP's Chairman and CEO, Phil McLoughlin has led his management team to produce strong earnings and excellent performance. Phil will continue to lead PXP and work even more closely with us to develop further the wealth management strategy that will guide our continued growth and development," he said.

    The offer is subject to customary terms and conditions, including regulatory approvals, approval of Phoenix's and PXP's Boards of Directors and PXP shareholders. Phoenix reserves the right to amend or withdraw the proposal at any time in its sole discretion. Phoenix stated in its proposal that it is not interested, under any circumstances, in selling its interest in PXP.

    Phoenix provides wealth management strategies through its insurance, investment management and trust services. Listed in the Fortune 500, it is one of the nation's largest mutual life insurers and a leading money manager through Phoenix Investment Partners, Ltd. Trust services are offered by Phoenix Charter Oak Trust Company. Phoenix, with corporate offices in Hartford, Conn., was founded in 1851. For more information on Phoenix, visit www.phoenixwm.com.

                                      ####


                               (Page 2 of 2 Pages)